Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

RICHMONT MINES UPDATES ITS 2010 INVESTOR PRESENTATION

- A Strategic Acquisition or Merger is One of the Company’s Priority Goals for 2010 -

MONTREAL, Quebec, Canada, January 7, 2010 - Richmont Mines (TSX/NYSE Amex: RIC), (“Richmont” or the “Company”) announced today that it has posted an updated version of its new Investor Presentation entitled “Building the Next Generation of Gold” on its website. A copy of it can be viewed by going to www.richmont-mines.com/2010InvestorPresentation.

In addition to providing an overview of Richmont’s operations, the presentation describes the Company’s top five corporate objectives and priorities for 2010. They are as follows:

  Complete one strategic acquisition;

  Initiate a comprehensive investor relations campaign;

  Pursue analyst coverage;

  Reduce operating cash costs;

  Achieve valuation parity with our peer group of junior Canadian gold producers.

“We are looking forward to an exciting 2010. The Richmont team is already actively involved in pursuing the corporate objectives that we have identified, with both management and staff focussed on building towards the corporate goals that we have set for 2010 and beyond,” said Martin Rivard, President and CEO. “Achieving these goals will not only provide Richmont with the needed momentum to become an intermediate, North American gold producer, but will also help us realize one of our key priorities – namely to provide our shareholders with stellar returns.”

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website www.richmont-mines.com.

Forward Looking Statements
This news release contains forward-looking statements that include risks and uncertainties as well as those risks and uncertainties as set out in the section entitled “Risk Factors” contained in Richmont’s Annual Information Form dated March 27, 2009 and available on SEDAR. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

For more information, please contact:

Jennifer Aitken
Investor Relations	Ticker symbol: RIC
Phone: 514 397-1410	Listings: TSX – NYSE Amex
E-mail: jaitken@richmont-mines.com	Web Site: www.richmont-mines.com